Yornest, LLC **(Now Yornest, Inc)**

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2020 & 2021 (unaudited)

Profit and Loss

Yornest, LLC

Date Range: Jan 01, 2020 to Dec 31, 2020

ACCOUNTS	Jan 01, 2020 to Dec 31, 2020
Income	$12,300.00
Cost of Goods Sold	$0.00
Gross Profit As a percentage of Total Income	**$12,300.00** 100.00%
Operating Expenses	$13,673.75
Net Profit As a percentage of Total Income	**-$1,373.75** -11.17%

Profit and Loss

Yornest, LLC

Date Range: Jan 01, 2021 to Dec 31, 2021

ACCOUNTS	Jan 01, 2021 to Dec 31, 2021
Income	$104,095.00
Cost of Goods Sold	$0.00
Gross Profit As a percentage of Total Income	**$104,095.00** 100.00%
Operating Expenses	$152,199.60
Net Profit As a percentage of Total Income	**-$48,104.60** -46.21%

Balance Sheet

Yornest, LLC

As of Dec 31, 2020

ACCOUNTS	Dec 31, 2020
Assets	
Total Cash and Bank	-$1,169.59
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**-$1,169.59**
Liabilities	
Total Current Liabilities	$0.00
Total Long-term Liabilities	$0.00
Total Liabilities	**$0.00**
Equity	
Total Other Equity	$204.16
Total Retained Earnings	-$1,373.75
Total Equity	**-$1,169.59**

Balance Sheet

Yornest, LLC

As of Dec 31, 2021

ACCOUNTS	Dec 31, 2021
Assets	
Total Cash and Bank	$16,665.26
Total Other Current Assets	$0.00
Total Long-term Assets	$0.00
Total Assets	**$16,665.26**
Liabilities	
Total Current Liabilities	$0.00
Total Long-term Liabilities	$0.00
Total Liabilities	**$0.00**
Equity	
Total Other Equity	$66,143.61
Total Retained Earnings	-$49,478.35
Total Equity	**$16,665.26**

Cash Flow

Yornest, LLC

Date Range: Jan 01, 2020 to Dec 31, 2020

CASH INFLOW AND OUTFLOW	Jan 01, 2020 to Dec 31, 2020
Operating Activities	
Sales	$12,300.00
Purchases	-$13,673.75
Net Cash from Operating Activities	**-$1,373.75**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Owners and Shareholders	$204.16
Net Cash from Financing Activities	**$204.16**

OVERVIEW

Starting Balance	**$0.00** As of 2020-01-01
Gross Cash Inflow	$12,504.16
Gross Cash Outflow	$13,673.75
Net Cash Change	**-$1,169.59**
Ending Balance	**-$1,169.59** As of 2020-12-31

Cash Flow

Yornest, LLC

Date Range: Jan 01, 2021 to Dec 31, 2021

CASH INFLOW AND OUTFLOW	Jan 01, 2021 to Dec 31, 2021
Operating Activities	
Sales	$104,095.00
Purchases	-$152,199.60
Net Cash from Operating Activities	**-$48,104.60**
Investing Activities	
Net Cash from Investing Activities	**$0.00**
Financing Activities	
Owners and Shareholders	$65,939.45
Net Cash from Financing Activities	**$65,939.45**

OVERVIEW

Starting Balance	**-$1,169.59** As of 2021-01-01
Gross Cash Inflow	$181,046.62
Gross Cash Outflow	$163,211.77
Net Cash Change	**$17,834.85**
Ending Balance	**$16,665.26** As of 2021-12-31

Yornest, Inc. (Formerly Yornest, LLC)

STATEMENT OF MEMBER'S EQUITY

Year Ended December 31, 2020 & 2021

Member's Equity, Beginning of Year 2020

Net Income (Loss): $12,300.00

Member's Equity, End of Year: $12,300.00

Member's Equity, Beginning of Year 2021

Net Income (Loss): $152,199.60

Member's Equity, End of Year: $152,199.60

Yornest, INC. (Formerly Yornest, LLC)

NOTES TO THE FINANCIAL STATEMENTS Fiscal Year Ended December 31, 2020

1. ORGANIZATION AND PURPOSE

Yornest, Inc. (the "Company") Which formerly known as Yornest, LLC till 03/17/2022, is a corporation organized under the laws of the State of Delaware. The Company is a chat application that allows users to create and organize group chats within their college campus

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

NOTES TO THE FINANCIAL STATEMENTS Fiscal Year Ended December 31, 2021

1. ORGANIZATION AND PURPOSE

Yornest, Inc. (the "Company") Which formerly known as Yornest, LLC till 03/17/2022, is a corporation organized under the laws of the State of Delaware. The Company is a chat application that allows users to create and organize group chats within their college campus

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.